ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Dated June 27, 2007)

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business

On December 1, 2003, the Company entered into a joint venture with Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), with Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa gold/silver project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earns a 51 per cent interest in the project by incurring exploration and development expenditures of US$1 million over the next five years. The Company also issued 50,000 common shares to Minas Sanluis upon TSX Venture Exchange approval and a further 50,000 common shares were to be issued 12 months following the acceptance date. However, on March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company is to acquire the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million to be satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luismin S.A. de C.V. and acquired 100% of the La Preciosa property.

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. These east/west veins typically average 2.5 meters in width and yield higher gold values. The La Preciosa claims cover over 1,300 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year from the date of approval. The property, termed “Santa Monica”, covers 16,000 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property. On February 8, 2007, the Company issued the second tranche of 50,000 common shares to Luismin S.A. de C.V.

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May 2005, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were very encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in-situ resource of approximately 22.3 million ounces of Silver – Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has continued the drilling program and at this time, has completed the third, fourth, fifth and sixth phases, and subsequent to the quarter-end, continues to drill the property, now in phase seven. The Company has released assay results for 115 holes, and has been able to extend the strike length to 3.5 km. to date, and has added a major new vein deeper in the stratigraphy, named the “Martha” vein. At the site, three core shacks have been constructed and a new road access route to southern targets completed. To date, a total of 132 holes have been drilled, representing 54,831 metres, including approximately 2,386 metres of the seventh phase, mainly on Luz Elena targets. Of the 132 holes completed to date, assay results for only the first 76 holes were included in an updated “Inferred Resource Estimate-III” reported in March 2007 for an in-situ resource of approximately 39.3 million ounces of Silver – Equivalent.

On the Santa Monica property, an initial work program has been completed at this time, including mapping of the Mesa de los Panuquenos area, together with sampling of 706 rock float samples and 1,920 soil samples. Initial results from the sampling have been received and reported. An IP geophysical survey, which commenced on March 18, 2007, has completed 212 line-kilometres over the sample area in the northeast sector of the property. Results for the geophysical survey interpretation are pending.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in its “San Juan” property located in the state of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan property, Silver Standard has a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006 the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

An ASTER alteration satellite imagery study for the San Juan property has been completed, and mapping has commenced in the southeast of the San Juan property, extending the strike length of the Nancy Sur, La Plomosa, El Vaquero and the La Plomosa Sur structures. In addition, a soil geochemical survey has been started in this area.

A third drill rig has been contracted from Major Drilling for the first phase of the San Juan project, targeted for La Plomosa and El Vaquero veins.

Results of Operations for the Three Months Ended April 30, 2007 and 2006:

In the three month period ended on April 30, 2007, the Company incurred significantly higher exploration costs of $2,084,197 compared to $989,351 in the same period of 2006.

In the three-month period ended on April 30, 2007, the Company incurred significantly higher general expenses of $1,723,939 than were incurred in the same period last year of $889,217. The higher costs reflect management’s increased support of the exploration work this year and costs associated with increasing investor awareness of the Company’s progress to date.

For the period, investor relations costs of $167,447 were 157 per cent higher than those for the corresponding period last year of $65,115 due to the greater need to meet with the Company’s investors, particularly warrant holders, and travel costs of $243,350 were 28 per cent higher from the 2006 comparable period costs of $189,810. The higher travel costs resulted from the necessary travel both overseas as part of the investor relations efforts and to the Company’s properties. Also, the Company recorded a non-cash charge of $1,133,625 to earnings representing the imputed value of stock options granted to directors, officers and consultants, compared to a charge of $372,200 recorded in same period last year. While rent charges of $12,000 rose 100 per cent from the amount incurred in the second quarter of 2006 of $6,000, reflecting a lease renewal in the current, very tight rental market, other costs were generally lower in the current year from those incurred in the prior comparable period when several financings were closed. Management fees were 28 per cent lower, at $57,600, and consulting fees decreased 64 per cent to $8,491 in the three months ended April 30, 2007 from $80,000 and $23,411 incurred respectively in the corresponding period last year. Professional fees, office, transfer agent and filing fees also decreased this period over the prior year period.

Overall, the Company incurred a loss of $3,742,498 or $0.05 per share for the three-month period ended April 30, 2007, whereas in corresponding period last year, the loss was $1,892,052 or $0.04 per share. The dramatic increase is attributable to the significantly higher exploration costs, higher investor relations costs, and the impact of the stock-based compensation expense.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Results of Operations for the Six Months Ended April 30, 2007 and 2006:

In the six-month period ended April 30, 2007, the Company incurred significantly higher exploration costs of $3,515,054, of which $3,276,624 were on its La Preciosa property, as compared to $1,894,344 incurred in the same period last year. The Company also incurred initial exploration costs of $179,077 on the Santa Monica property and $59,354 on the San Juan property. Of the exploration costs incurred, drilling costs for the period aggregated $2,142,743, geological costs were $235,991, geophysical costs were $10,343, assay costs were $657,576, site costs were $383,563 and general exploration costs totaled $84,839.

In the six-month period ended on April 30, 2007, the Company also incurred significantly higher general expenses of $2,371,308 than were incurred in the same period last year of $1,140,093. As is the case for the second quarter, the higher costs reflect management’s costs associated with increasing investor awareness of the Company’s progress to date, and the impact of the recorded non-cash cost of stock-based compensation for grants of options to directors, officers, consultants and staff.

Consequently, investor relations costs of $281,473 were 162 per cent higher and travel costs of $442,211 were 92 per cent higher than those for the corresponding period last year of $107,312 and $230,255 respectively. As reported above, the higher costs resulted from the necessary travel both overseas as part of the investor relations efforts and for travel to the Company’s properties. Consistent with the second quarter, rent charges of $24,000 were 100 per cent higher than the amount incurred in the first half of 2006 of $12,000, due to the lease renewal. Other costs were generally lower than those incurred in the previous year, when the Company was actively raising financing for its projects. Management fees of $97,100, decreased 14 per cent from the prior year level of $113,200, and consulting fees decreased 29 per cent to $32,582 in the six months ended April 30, 2007 from $46,822 incurred respectively in the corresponding period last year. Professional fees, office, transfer agent and filing fees also decreased this period over the prior year period.

Overall, the Company incurred a loss of $5,820,693 or $0.08 per share for the six-month period ended April 30, 2007, whereas in corresponding period last year, the loss was $2,995,492 or $0.07 per share. The dramatic increase is attributable to the significantly higher exploration costs, higher investor relations costs, and the impact of the stock-based compensation expense.

ORKO SILVER CORP. (An Exploration Stage Company) QUARTERLY

REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Statement of Mining and Exploration Expenditures for the Period Ended April 30, 2007

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$1,234,163	$ 21,000	$32,000	$ 1,287,163
Additions in the period:	-	29,000	-	29,000
Balance, April 30, 2007	$1,234,163	$ 50,000	$32,000	$ 1,316,163
EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$2,142,743	$ -	$ -	$ 2,142,743
Geological	154,108	59,416	22,467	235,991
Geophysical	-	-	10,343	10,343
Assay	649,233	8,343	-	657,576
Site costs	284,403	79,025	20,135	383,563
General exploration	46,137	32,293	6,409	84,839
Total Expenditures for the year	$3,276,624	$ 179,077	$59,354	$ 3,515,054
EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$6,918,638	$ -	-	$ 6,918,638
Geological	562,667	59,416	22,467	644,550
Geophysical	96,712	-	10,343	107,055
Assay	915,112	8,343	-	923,455
Site costs	1,151,026	104,895	20,135	1,276,056
General exploration	139,896	37,110	6,409	183,415
Total Expenditures to date	$9,784,051	$ 209,764	$59,354	$10,053,169

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Selected annual financial information:

	For the year ended October 31, 2006	For the year ended October 31, 2005	For the year ended October 31, 2004
		(Restated)	(Restated)
Total revenues	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items: (i) total for the year	7,065,743	2,608,215	512,973
(ii) per share	0.13	0.11	0.03
(iii) per share fully diluted	0.13	0.11	0.03
Net loss: (i) total for the year	7,065,743	2,608,215	512,973
(ii) per share	0.13	0.11	0.03
(iii) per share fully diluted	0.13	0.11	0.03
Total assets	4,624,252	308,590	64,756
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2006 includes approximately $4.7 million in drilling and other exploration costs incurred on the La Preciosa property. The loss also includes $750,165 in stock-based compensation for options granted in 2006 and prior years.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The 2005 loss also includes $136,650 in stock-based compensation for options granted in 2005 and prior years.

The loss for 2004 includes the write-off of the Red Lake property costs of approximately $66,000 incurred in 2003 following the Company’s decision not to proceed with further work on the property and recorded in the first quarter of the year. In the following quarters, only costs to sustain the Company were incurred, but in the fourth quarter, costs rose reflecting the initial geophysical work on the La Preciosa property. In 2003, the loss was comparable to that of 2004 coincidentally as the drilling costs incurred on the Red Lake property amounting to approximately $270,000 were included, together with the sustaining costs for the year.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Selected quarterly financial information:

	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended April 30, 2007	1st Quarter Ended January 31, 2007
(a) Revenue (b) Loss for period (c) Loss per share			Nil 3,742,498 0.05	Nil 2,078,195 0.03
	4th Quarter Ended October 31, 2006	3rd Quarter Ended July 31, 2006	2nd Quarter Ended April 30, 2006	1st Quarter Ended January 31, 2006
(a) Revenue (b) Loss for period (c) Loss per share	Nil 1,981,940 0.03	Nil 2,088,310 0.04	Nil 1,892,052 0.04	Nil 1,103,441 0.03
	4th Quarter Ended October 31, 2005	3rd Quarter Ended July 31, 2005	2nd Quarter Ended April 30, 2005	1st Quarter Ended January 31, 2005
(a) Revenue (b) Loss for period (c) Loss per share	Nil 931,547 0.04	Nil 986,201 0.04	Nil 555,994 0.02	Nil 134,473 0.01

The loss in the first two quarters of 2007 of $5,820,693 includes exploration costs of $3,515,054, primarily drilling of $2,142,743 on the La Preciosa property. The operating costs for this period were $2,371,308, including a charge of $1,342,572 for stock-based compensation for issuances of options.

The 2006 loss of $7,065,241 includes exploration costs of $4,703,598, primarily drilling of $3,469,693 on the La Preciosa property. The operating costs for the year were $2,504,643, including a charge of $750,165 for stock-based compensation for issuances of options.

The loss in the fourth quarter of 2005 includes a $136,650 charge for stock-based compensation for issuances of options granted in the quarter and prior periods. In the first quarter of 2005, exploration expenditures were lower, yielding a smaller operating loss.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Capital Stock:
Authorized: An unlimited number of Common shares without par value.	Number of Shares	Amount $
Balance, October 31, 2005	35,022,069	6,888,159
Issued during the year For cash Private placements, net of share issue costs	24,065,902	4,595,815
Exercise of options	215,000	48,200
Exercise of agent's options	333,425	100,028
Exercise of warrants	2,199,150	521,560
For services Finders’ fees for private placements	957,000	556,041
For property Issued for La Preciosa property	2,378,750	1,206,521
Issued for Santa Monica property	40,000	32,000
For interest expense	100,000	45,000
Transferred from contributed surplus Exercise of options	–	26,150
Exercise of agent's options	–	96,393
Exercise of warrants	–	56,960
Balance at October 31, 2006	65,311,296	14,172,827
Issued during the period For cash Exercise of options	280,000	132,450
Exercise of agent's options	346,575	103,972
Exercise of warrants	16,298,232	6,369,233
For property Issued for Santa Monica property	50,000	29,000
Transferred from contributed surplus: Exercise of options	–	62,150
Exercise of agent's options	–	100,221
Exercise of warrants	–	1,517,331
Balance at April 30, 2007	82,286,103	22,487,184
Issued during the period For cash Exercise of options	170,000	70,800
Exercise of warrants	1,010,000	506,000
Transferred from contributed surplus: Exercise of options	–	37,800
Exercise of warrants	–	130,206
Balance at June 27, 2007	83,466,103	23,231,990

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Warrants:

Warrant activity since October 31, 2005 is presented below:

Outstanding, October 31, 2005 Issued Exercised	Number of Shares 5,329,343 22,871,327 (2,199,150)	Weighted Average Exercise Price $ 0.23 0.48 0.24
Outstanding, October 31, 2006 Issued Exercised	26,001,520 346,575 (16,298,232)	0.45 0.40 0.38
Outstanding, April 30, 2007	10,049,863	0.55
Exercised	(1,010,000)	0.50
Outstanding, June 27, 2007	9,039,863	0.56

Warrants outstanding at April 30, 2007 had expiry dates between August 17, 2007 and May 23, 2008. The following table summarizes the warrants outstanding at April 30, 2007:

Number of Shares
April 30, 2007	June 27, 2007	Exercise Price	Issue Date		Expiry Date
		$
882,000	852,000	0.30	August 17,	2005	August 17,	2007
62,343	62,343	0.35	August 17,	2005	August 17,	2007
6,628,520	5,673,520	0.50	March 2,	2006	September 2,	2007
2,477,000	2,452,000	0.78	May 23,	2006	May 23,	2008
10,049,863	9,039,863

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Options:

On March 8, 2007, the Company adopted a 20 per cent Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the Board has the discretion to issue the equivalent of up to 15,512,180 shares of the Company.

Stock option activity since October 31, 2005 is presented below:

Outstanding, October 31, 2005 Granted Exercised Cancelled Expired	Number of Shares 3,030,000 4,210,000 (215,000) (550,000) (260,000)	Weighted Average Exercise Price $ 0.26 0.54 0.22 0.55 0.22
Outstanding, October 31, 2006 Granted Exercised	6,215,000 2,735,000 (280,000)	0.45 0.64 0.47
Outstanding, April 30, 2007	8,670,000	0.49
Granted	375,000	0.86
Exercised	(170,000)	0.42
Outstanding, June 27, 2007	8,875,000	0.53

The following table summarizes the stock options outstanding and exercisable at April 30, 2007 and June 27,

2007: April		Exercise Price
Number of Shares			Issue Date		Expiry Date
30, 2007	June 27, 2007
		$
840,000	840,000	0.11	October 21,	2003	October 21,	2008
75,000	75,000	0.13	November 30,	2004	November 30,	2009
100,000	100,000	0.25	January 28,	2005	January 28,	2010
25,000	25,000	0.63	April 11,	2005	April 7,	2010
50,000	50,000	0.63	April 22,	2005	April 22,	2010
150,000	-	0.40	June 16,	2005	June 16,	2007
20,000	-	0.54	August 30,	2005	August 30,	2007
1,015,000	1,015,000	0.45	September 21,	2005	September 21,	2007
1,910,000	1,910,000	0.55	March 3,	2006	March 3,	2011
300,000	300,000	0.47	March 23,	2006	March 23,	2011
1,450,000	1,450,000	0.55	September 11,	2006	September 11,	2011
25,000	25,000	0.49	November 1,	2006	November 1,	2011
260,000	260,000	0.22	December 4,	2006	December 4, 2010
300,000	300,000	0.58	February 6,	2007	February 6,	2012
2,000,000	2,000,000	0.69	March 8,	2007	March 8,	2012
150,000	150,000	0.92	April 13,	2007	April 13,	2012
-	25,000	0.95	May 10,	2007	May 10,	2012
-	350,000	0.85	June 14,	2007	June 14,	2012
8,670,000	8,875,000

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Agents Options:

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units in connection with the financing described in note 5(b)(i). Agent option activity since October 31, 2005 is presented below:

	Number of Units	Exercise Price per Unit
Outstanding, October 31, 2005	–	–
Granted	680,000	$0.30
Exercised	(333,425)	0.30
Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30
Outstanding, April 30, 2007 and June 27, 2007	-	$-

Shares in Escrow:

Nil

Financial Position:

The Company’s financial position strengthened in the first six months from the opening level, including cash and short-term investments, of $3,215,748 to the period end level of $5,274,036, comprised of cash on hand of $274,036 and $5,000,000 in short-term investments. The net increase primarily reflects the addition of cash proceeds received, amounting to $6,605,656, from the exercise of outstanding options and warrants.

During the first six months, the Company issued 280,000 shares on the exercise of options receiving proceeds of $132,450, issued 346,575 agents’ units on the exercise of agents’ options receiving proceeds of $103,972, and issued 16,298,232 shares from the exercise of warrants for proceeds of $6,369,233.

Offsetting this cash inflow, the loss for the period ended April 30, 2007 of $5,820,693, after adjusting for non-cash items and changes in non-cash working capital accounts, amounted to a $4,547,368 cash requirement.

In summary, the aggregate net cash inflows from financing activities this period, which totaled $6,605,656 funded the adjusted cash operating loss for the period of $4,547,368 and the purchase of an additional $2,000,000 term deposit, such that cash on hand of $274,036 and $5,000,000 in short-term investments, remained at the period end available to fund the Company’s ongoing drilling program for the La Preciosa property and more advanced exploration of Santa Monica and San Juan.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Commitments:

Pursuant to the terms of the option agreement, the Company has expenditure commitments on the Santa Monica property, and must issue 50,000 common shares for the property following one year from the date of approval. These shares were issued to the optionor on February 8, 2007. The Company must incur exploration expenditures to earn its working interest on both the Santa Monica and San Juan properties. The timetables for the required expenditures are as follows:

	Santa Monica (US$)	San Juan (US$)
Year 1	75,000	250,000
Year 2	100,000	-
Year 3	125,000	500,000
Year 4	250,000	-
Year 5	450,000	-

At April 30, 2007, the Company had not incurred the prescribed level of expenditures on the Santa Monica property. However, Goldcorp had acknowledged the Company’s focus on La Preciosa and its commitment of funds to this exploratory work, and has accepted the Company’s commitment to meet the required expenditures on the Santa Monica property in the near term. As reported above, the Company is active on the property and has completed mapping the Mesa de los Panuquenos area and extensive rock float sampling.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in the San Juan Property located in the state of Durango, Mexico. The San Juan Property is immediately adjacent to the west of the Company’s La Preciosa Project and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan Property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement, subsequently extended an additional three months. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan Property, the agreement provides that Orko Silver grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006, the Company issued 40,000 common shares, valued at $32,000, to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

In summary, management believes it has adequate working capital to meet its short-term obligations and plans on all properties but anticipates that additional working capital will be required and will be met by additional placements of its common shares with investors.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

Related Party Transactions:

As at April 30, 2007, due to related parties consists of $530 (October 31, 2006 – $5,106) payable to an officer of the Company for management fees, whereas the amount at October 31, 2006 was $5,106. At April 30, 2007, $218,373 was payable to a company controlled by a director of the Company for exploration expenditures whereas at October 31, 2006, $11,915 was due from this company for exploration advances. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

During the period ended April 30, 2007 the Company entered into the following transactions with related parties: A company controlled by a director of the Company incurred $1,277,675 (2006 – $328,777) in exploration expenditures on behalf of the Company. An officer and companies controlled by officers of the Company earned management fees of $97,100 (2006 – $113,200).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Investor Relations:

In May, 2006, the Company retained Meridian Capital International Ltd. ("Meridian") of Vancouver, British Columbia to provide corporate finance advisory services to the Company. Meridian is an investment banking and corporate advisory firm, providing corporate finance advice, assistance in capital raising activities, assisting with potential joint ventures, acquisitions and strategic alliances and with public awareness campaigns. On May 31, 2007, the Company terminated its contract with Meridian Capital International Ltd.

Changes in Accounting Policies (Including Initial Adoption): None.

Subsequent Events:

(a)

On May 10, 2007, the Company granted an option to a consultant for 25,000 common shares at an exercise price of $0.95 per share for a period of 5 years.

(b)

On May 31, 2007, the Company provided written notice to terminate its contract with Meridian Capital International Ltd.

(c)

On June 14, 2007, the Company granted an option for 250,000 common shares at an exercise price of $0.85 per share for a period of 5 years. The Company also granted options to two consultants for 50,000 common shares each, with the same terms.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.